Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

January 7, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Niazi

Re:	China Ginseng Holdings, Inc.
Amendment No. 1 to Form 10-12G
File No. 005-54047

Dear Mr. Niazi:

I am counsel to China Ginseng Holdings, Inc. (“China Ginseng”).  China Ginseng received your comment letter December 3, 2010 regarding the above referenced Amendment No. 1 to Form 10-12G.  On behalf of my client, I am writing to inform you that China Ginseng intends to file its response to your letter on or before February 8, 2011.  Please feel free to contact the undersigned if you have any questions regarding the Amendment No. 1 to Form 10-12G or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Changzhen Liu
China Ginseng Holdings, Inc.
Principal Executive Officer